ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
FOR IMMEDIATE RELEASE: 27 FEBRUARY 2013	ASX Code: OEC
NYSE AMEX Code: OBT

ORBITAL HALF YEAR RESULTS

PERTH, AUSTRALIA:  27 February 2013 - Orbital Corporation Limited today reports results for the half year ended 31 December 2012.

Key Features of the Half Year

“We are pleased to see the significant revenue growth in Orbital’s Systems Sales business segment” commented Managing Director and CEO, Terry Stinson.

“The plan is that the Systems Sales business stream will augment Orbital’s traditional engineering consulting services revenue stream.  Orbital will continue to maintain a strong core of technical capability and over time the primary focus of these resources will be focused on the development of new products like our UAS engine systems”, added Mr Stinson.

▪

Net profit after tax of $147,000 compared to a profit of $103,000 last year.

▪

Consolidated revenue static at $13 million, however significant change in mix of revenue from consulting services to product sales.

▪

Synerject increased revenue to US$70.3 million (+6%) and profit after tax to US$5.44 million (+7%)

▪

The Ford EcoLPi Falcon incorporating Orbital Autogas Systems “Liquid” LPG injection system won the prestigious SAE Australasia Gold Engineering Excellence Awards - 2012.

▪

Production of Unmanned Aerial Systems engine systems commenced in August 2012.  Orders for additional Unmanned Aerial Systems engine systems were won in January 2013.

▪

Net cash used in operation was $1.07 million, an improvement of over $2 million compared to last year.

Financial Overview(1)(unreviewed)

			Dec 2012	Dec 2011
			$'000	$'000

System Sales		Revenue	11,790	7,028
		Segment result	1,289	137
Consulting Services		Revenue	602	5,372
		Segment result	(1,359)	(889)
Royalties and Licences		Revenue	452	438
		Segment result	243	220

Total		Revenue	12,844	12,838
		Segment result	173	(532)

Synerject	Dec 2012	Dec 2011
	US$'000	US$'000
Revenue (100%)	70,290	66,419

equity accounted profit			2,247	2,154

Other income			182	692
Foreign exchange gain/(loss)			54	(22)
Finance costs (net)			(248)	(171)
Research and development			(687)	(232)
Other expenses			(1,555)	(1,759)

Profit before tax			166	130
Taxation			(19)	(27)
Profit after tax			147	103

(1)

The non-IFRS information has been extracted from Orbital’s interim financial report which has been subject to review by the external auditors.  This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

Detailed comments on Orbital’s four business streams are as follows:

System Sales

	Dec 2012	Dec 2011
	$'000	$'000

Revenue	11,790	7,028
Segment result	1,289	137

Development and supply of engine management systems, complete engine systems and components is the cornerstone of Orbital’s growth strategy. Orbital aims to build on its core technical strengths in engine and fuel system design, development and now low volume manufacturing.  The plan is that this business stream will augment Orbital’s traditional revenue streams of engineering consulting services and royalties.

Revenues for the half year were $11,790,000 a 68% increase on the corresponding period last year.  Orbital’s initiatives in supplying LPG systems to an Original Equipment Manufacturer (OEM) and to the aftermarket were enhanced by the commencement of supply of Unmanned Aerial Systems (UAS) engines in August 2012.

A key product developed last year by Orbital Consulting Services was the UAS engine supplied to AAI, a Textron Inc (NYSE: TXT) company, for use in its Aerosonde® 4.7 Unmanned Aerial Vehicle (UAV).  The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities.  The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application.  Dedicated facilities have been commissioned at Orbital’s Perth facility to support this program and supply commenced in August 2012.

Orbital Autogas Systems (OAS) developed, and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities.  The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars.  In December 2012, Ford Motor Company Australia was the recipient of the prestigious SAE Australasia Gold Engineering Excellence Awards - 2012 for the development and implementation of the EcoLPi vehicle.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket.  SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Despite the very subdued LPG systems market at present, both OAS and SGA are managing their business to the market demand, and in general, increasing market share.  Orbital is well positioned for any upturn in the LPG market as it is becoming, through OAS and SGA, a major player in the Australian LPG system supply market.

Synerject

		Dec 2012	Dec 2011
		US$'000	US$'000

Synerject (100%)	Revenue	70,290	66,419
Profit after tax		5,444	5,066
Operating cash flow, including capex		1,459	2,248

		A$’000	A$’000
Equity accounted contribution		2,247	2,154

Synerject, Orbital’s 42:58% Joint Venture Partnership with Continental AG, is a key supplier of engine management systems to the non-automotive market.  Original Equipment products using Synerject’s engine management systems range from high performance motorcycle/recreational vehicles to high volume scooter and small engine applications.

Synerject reported a 6% increase in revenue compared to the same period last year due partly to increased product offerings, together with post global financial crisis market recovery, primarily in the marine market. Synerject has invested in new technology for a number of years; for example low cost engine management systems for motorcycle applications, which have underpinned the significant and regular growth over a number of years. As reported previously the Taiwanese motorcycle and European and North American snowmobile markets feature strongly in Synerject’s recent growth. These together with the motorcycle markets in China and India and continuing recovery in non-automotive markets will be important in the future.

The increased revenue and tight cost control has resulted in a record half year profit after tax of US$5,444,000 for Synerject an improvement of 7% over the previous corresponding period.

Synerject generated US$1,459,000 positive cash flow whilst absorbing an increase in working capital of US$5,609,000.  The cash was utilised in the payment of dividends and debt repayment.  At 31 December 2012, Synerject held cash of US$2,735,000 and borrowings of US$737,000 (June 2012: net cash of US$1,617,000)

Consulting Services

	Dec 2012	Dec 2011
	$'000	$'000

Revenue	602	5,372
Contribution	(1,359)	(389)

Allowance for doubtful debts	-	(500)
Segment Result	(1,359)	(889)

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, research and development for advanced combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification.  Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.

OCS revenue for the half year was $602,000 down 89% compared to last year. As anticipated and noted in February 2012 the strong Australian dollar and reduced customer demand severely impacted consulting work awarded by OCS’s traditional European, USA and Asian customers in the 2nd half year.

A major part of the engineering and consulting work carried out during the prior comparative period was the development and supply of heavy fuel engines for AAI Unmanned Aircraft Systems

The supply of engines for AAI offset a reduction in Orbital’s traditional consulting services revenue.  Continued softness in customer demand coupled with the continuing high value of the Australian dollar has impacted OCS’s ability to win consulting engineering from overseas customers and achieve historical margins.

In addition to providing fee for service consulting work for customers, Orbital’s engineering group provide key services across the Orbital group supporting existing products and development of new products, along with research and development aligned with Orbital’s strategic growth strategies.  The focus will continue to shift from consulting to development of products.  Consulting Services however will continue to be a segment that generates new opportunities and new customers.

At 31 January 2013, the OCS order book stood at $1,000,000 (30 June 2012 $1,000,000).  The team has been working to secure several key contracts, which have the potential to deliver on our strategic plans.  As it stands today the reduced order book will result in a trading loss for the year for the OCS business.  We will continue to control costs throughout the balance of the year while protecting key resources that enable delivery on key projects and strategic plans.

Royalties and Licences

	Dec 2012	Dec 2011
	$'000	$'000

Revenue	452	438
Segment result	243	220

Orbital earns royalties from product using its FlexDITM systems and technology.  The royalty bearing products today are in the marine and the scooter/motorcycle markets.

FlexDITM product volumes in the marine market improved compared to the same period last year.  This improvement in volumes delivered a 3% increase in revenue for the half year.

Typically the second half of the financial year is the more active half for royalty revenue aligned with the North American spring and early summer recreational product build and peak sales period.

Other

Other income decreased by $510,000 primarily due to fair value gain of $392,000 from the reduction in contingent consideration recognised in the comparative period and lower automotive grant income during the reporting period.

Cash Flow

	Dec 2012	Dec 2011
	$'000	$'000
Operating cash flow	(1,511)	(3,733)
Synerject dividend	445	709
	(1,066)	(3,024)
Other capital expenditure and development costs	(180)	(407)
Proceeds/(repayment) of borrowings	(9)	1,916
Movement in cash/term deposits	(1,255)	(1,515)

Net cash used in operations (including the Synerject dividend of $445,000 and redundancy payments of $554,000) was $1,066,000 (2011:$3,024,000). This included an increase in working capital of $208,000 due primarily to an increase in receivables at the reporting date.  The net cash used in operations, including the Synerject dividend, but before working capital movements was $858,000 (2011: $420,000).

At 31 December 2012 Orbital had borrowings of $2,500,000 and cash (including short term deposits) of $3,909,000.

Outlook

As announced in mid-January 2013, Orbital won an additional order for UAS engines that is expected to take the total revenue for UAS engines and spare parts to over $10,000,000 for the current financial year.

It is anticipated that the alternative fuels businesses will see little revenue growth in the 2nd half as both Ford production and the LPG aftermarket continued to be subdued and well below historical levels.

Synerject has achieved revenue growth in this reporting period (including 4% improvement in equity accounted result) continuing a number of successful growth years. Synerject is targeting further growth in the future however due to the timing of customer build schedules it is not anticipated to be realised in Orbital’s second half. Synerject will continue to be profitable and cash flow positive but the strong Australian dollar and timing issues noted above will likely result in a reduced equity accounted contribution from Synerject in the second half.

As noted above, the OCS international business is affected by the strong Australian dollar, and as a result the order book at 31 December 2012 is lower than historical levels and internal targets.  Core engineering resources are being utilised in the production of UAS engines and key research and development activities in alternative fuels and product development.

The sale of the portion of our interest in Synerject will significantly improve the Company’s liquidity position. Orbital is targeting a similar operating result in the second half that is expected to deliver a profit for the full financial year ending 30 June 2013.

ENDS

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Ian Veitch Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) NYSE Amex (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.